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SEC 1746   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(2-98)     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
           DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                                                                     -------------------------------
                                                                                              OMB APPROVAL
                                   UNITED STATES                                     -------------------------------
                        SECURITIES AND EXCHANGE COMMISSION                           OMB Number:         3235-0145
                              WASHINGTON, D.C. 20549                                 Expires:     October 31, 2002
                                                                                     Estimated average burden
                                                                                     hours per response.......14.9
                                   SCHEDULE 13D                                      -------------------------------
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                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. _______________)*


                       Multi-Link Telecommunications, Inc.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    62541M107
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                                 (CUSIP Number)

              George P. Caulkins, III, 518 17th Street, Suite 2400,
                                Denver, CO 80202
                                 (303) 892-1691
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 11, 2002
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*This Schedule 13D is filed as a replacement to the Schedule 13G filed June 20, 2002 by George P. Caulkins, III. Due to a miscalculation of the total outstanding shares of the Company, the percentage ownership of Mr. Caulkins as reported in the Schedule 13G was inadvertently calculated as less than 20%.


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CUSIP No. 62541M107
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           1.   Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                George P. Caulkins, III

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           2.   Check the Appropriate Box if a Member of a Group (See
                Instructions)
                (a) [ ]
                (b) [ ]
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           3.   SEC Use Only

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           4.   Source of Funds (See Instructions)

                PF
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           5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)
                                                                             [ ]
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           6.   Citizenship or Place of Organization

                United States Citizen
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                     7.    Sole Voting Power

                           1,205,000
Number of            -----------------------------------------------------------
Shares               8.    Shared Voting Power
Beneficially
Owned by                   0
Each                 -----------------------------------------------------------
Reporting            9.    Sole Dispositive Power
Person
With                       1,205,000
                     -----------------------------------------------------------
                     10.   Shared Dispositive Power

                           0
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           11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                1,205,000

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           12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                                                                             [ ]
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           13.  Percent of Class Represented by Amount in Row (11)

                20.5%

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           14.  Type of Reporting Person (See Instructions)

                IN

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ITEM 1.        SECURITY AND ISSUER

This Statement relates to the Common Stock, no par value ("Common Stock") of Multi-Link Telecommunications, Inc., a Colorado corporation (the "Company"), which has its principal executive offices at 4704 Harlan Street, Suite 420, Denver, Colorado 80212.

ITEM 2.        IDENTITY AND BACKGROUND

          (a) This Statement is being filed on behalf of George P. Caulkins, III (the "Reporting Person").

          (b) The business address of the Reporting Person is 518 17th Street, Suite 2400, Denver, Colorado 80202.

          (c) The Reporting Person serves as the Executive Manager of Greendeck Capital, LLC, located at 518 17th Street, Suite 2400, Denver, Colorado 80202.

          (d) The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)  The Reporting Person is a citizen of the United States.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the shares of Common Stock were acquired by the Reporting Person with personal funds. 1,150,000 were acquired directly from the Company and 55,000 were acquired in the open market.


ITEM 4.        PURPOSE OF TRANSACTION

The Reporting Person acquired the shares of Common Stock for investment purposes.

The Reporting Person has no current plans or proposals which relate to or would result in any event described in subparagraphs (a) - (j) of this Item 4 of
Schedule 3D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

The Reporting Person is the beneficial owner and has the power to vote and dispose of 1,205,000 shares of Common Stock, which constitute 20.5% of the outstanding shares of Common Stock.

On June 11, 2002, the Reporting Person purchased 1,000,000 restricted shares of Common Stock directly from the Company at a purchase price of $0.05 per share.

Except as set forth herein, the Reporting Person has not effected any transactions in the Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

None


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  June 26, 2002
-------------------------------------
  Date

  /s/ George P. Caulkins, III
-------------------------------------
  Signature

  George P. Caulkins, III
-------------------------------------
  Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)



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